Abbey Capital

07025511

1/2 Cavendish Row,
Upper O'Connell Street,
Dublin 1
tel: 353-1-828 0400
fax: 353-1-828 0499
email: info@abbeycapital.com
web: www.abbeycapital.com

Office of International Corporate Finance
Mail Stop 3628
U.S. SEC
100 F. Street North East
Washington DC
20549
USA

SUPPL

13th July, 2007

Re: Submission of ACL Alternative Fund Ltd, file number 34999

Dear Sir/Madam,

Please find enclosed the following reports for the ACL Alternative Fund, covering the period June 1st to June 30th, 2007.

- Monthly Performance Report for June.
- Daily NAV's for ACL Alternative Fund for June.

Please do not hesitate to contact me directly should you have any additional questions.

Can you please confirm if it possible to send this information by email going forward. If this would be possible, please contact me at pcarney@abbeycapital.com or call 00353 18280 410.

Kind Regards,

Peter Carney
Chief Financial Officer
Abbey Capital Ltd

PROCESSED
JUL 27 2007
THOMSON FINANCIAL

7/26

Abbey Capital

1-2 Cavendish Row
Upper O'Connell Street
Dublin 1
Ireland
Phone: 00 353 1 828 0400
Fax: 00 353 1 828 0499

ACL Alternative Program USD Share Class A

Monthly Performance Update June 2007 **+3.4%, +5.0% Year-to-date**

Summary

The ACL Alternative Fund USD Share Class A gained +3.4% in June, and is currently +5.0% year-to-date. Gains were made primarily from FX trading and short exposure to long-term financials. The JPY fell to a 4½-year low against the USD and new record lows against the EUR on diminishing expectations of a Bank of Japan interest rate increase. Bond prices finished lower on the month, as signs of strong global economic growth saw the yield on the US 10-year note touch a 5-year high at over 5.2%.

FX

FX trading was positive in June, with gains coming from the weakening JPY and long exposure to the rallying NZD. Falling Japanese consumer prices and industrial production saw the BoJ leave interest rates unchanged at 0.5%, sending the currency to a low of 124.83 against the USD and 166.87 against the EUR. EUR/USD trading proved to be volatile with the USD touching a 3-month high or strong US retail sales and a positive Federal Reserve Beige Book report. However, easing US inflation data saw a reversal into month end with the EUR strengthening to 1.354 on widening interest rate differentials. The NZD rallied to a 22-year high at 77.38 US cents on speculation the New Zealand central bank would attempt to curb inflation by raising rates beyond the current 8% level.

Equity

Equity indices finished mixed on the month, with concerns surrounding the distress in the subprime mortgage market and expectations of higher global interest rates sending US stocks lower. The S&P 500 closed -1.8% lower and the Dow Jones Industrial Average finished down -1.6%. European markets were generally lower, with the FTSE and CAC 40 recording losses, while the DAX closed at a 7-year high. Asian markets were also mixed with the Hang Seng finishing at a record high and the Nikkei ending positive, while the Shanghai Composite closed down -7% on concerns the Chinese economy is overheating.

Financials

Global bond prices ended lower in June, despite late-month rallies, with yields touching multi-year highs on expectations of higher global interest rates. Prices pared some losses into month-end as relatively tame US inflation data diminished the prospects of a Federal Reserve rate hike.

Energy

Crude Oil prices rose to their highest level in 10 months, boosted by threatened labour strikes in Nigeria and falling US distillate and gasoline supplies. Natural Gas prices ended the month at a 5-month low after falling -14% as US inventories rose to a greater than expected level.

Agriculture and Metals

Corn prices closed sharply lower on expectations of favorable growing conditions and a report showing increased planting by US farmers. Cotton prices climbed to a 3-year high as the US government announced that farmers cut their acreage to the lowest levels in 18 years. Metal prices were mixed with Gold closing at a 3-month low, while Copper rose as labour strikes in Chile renewed supply concerns.

Continued overleaf..

ACL Alternative Program Monthly Rates of Return ($ Class A)

(commencing 1st December 2000)

	2000	2001	2002	2003	2004	2005	2006	2007
January	-	-1.8%	-1.6%	4.6%	0.7%	-5.0%	5.5%	1.5%
February	-	2.4%	-2.5%	8.4%	7.1%	0.2%	-2.9%	-4.8%
March	-	6.1%	3.2%	-7.7%	-0.3%	0.7%	3.5%	-2.1%
April	-	-5.2%	-2.6%	1.0%	-5.9%	-2.8%	7.3%	4.8%
May	-	0.1%	-1.4%	7.2%	-2.3%	2.6%	-0.6%	2.4%
June	-	-1.6%	10.6%	-4.8%	-4.3%	3.8%	-2.9%	3.4%
July	-	2.2%	4.8%	-1.0%	-1.8%	0.1%	-2.9%	-
August	-	5.8%	4.8%	-0.9%	-2.2%	1.9%	1.2%	-
September	-	7.0%	5.5%	-1.0%	2.1%	2.7%	-2.2%	-
October	-	9.7%	-7.2%	2.7%	1.3%	-1.7%	2.3%	-
November	-	-11.5%	-1.7%	1.2%	1.7%	7.9%	2.5%	-
December	8.8%	-0.0%	6.9%	6.0%	-0.4%	0.9%	3.1%	-
YTD	8.8%	11.8%	19.0%	15.3%	-4.8%	10.3%	14.1%	5.0%

Figure for June 2007 is estimated

The Program commenced in December 2000 and was launched as a fund in January 2002. It allocates to a group of external Alternative Investment Managers. The performance figures shown are net of all fees and interest is included (pro-forma interest from December 2000 to April 2001 actual interest received thereafter).

Performance Analysis *(as at 30th June 2007)*

	ACL Alternative Program USD Share Class A (1st December 2000)	ACL Alternative Fund USD Share Class A (31st January 2002)
Cumulative Return	112.0%	77.3%
Annualised ROR	12.1%	11.0%
Largest Monthly Gain	10.6%	10.6%
Largest Monthly Loss	-11.5%	-7.7%
Annualised Volatility	14.9%	13.7%
Volatility from Nov 2003	11.7%	11.7%
Maximum Drawdown	-17.8%	-17.8%
Sharpe Ratio	0.6	0.6

The ACL Alternative Program started 1st December 2000 and fund was launched on 31st January 2002

1-2 Cavendish Row
Upper O'Connell Street
Dublin 1
Ireland
Phone: 00 353 1 828 0400
Fax: 00 353 1 828 0499

Trading Style Analysis

Fourteen of the twenty managers in the ACL Alternative were positive in June, with Trendfollowing the most profitable strategy as the decline in fixed income and Natural Gas prices created profitable trading opportunities. Value trading was also positive, with exposure to the JPY and NZD resulting in gains. Trading in the EUR and GBP resulted in a profitable month for Short-term Systematic strategies, while Macro trading was negative on the month with volatile EUR/NOK movements the main contributor to losses. The weakening of the JPY against a range of currencies saw FX strategies record a profitable month.

Correlation Table

(Monthly Returns from December-2000 to June-2007)

	ACL Alternative Program USD Share Class A	S&P 500	MSCI World (gross local)
ACL Alternative Program USD Share Class A	1.0	[illegible]	[illegible]
S&P 500		1.0	1.0
MSCI World (gross local)			1.0

Source S&P 500, MSCI World: Bloomberg


ACL Alternative Program USD Share Class A Cumulative Return - December 00 to June 07*
$2,200
$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
Current Value of $1,000 invested in December 00 = $2,120
Dec-00
Mar-01
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07
** Figure for June 07 is estimated**

* The ACL Alternative Program started on 1st December 2000 and was launched as a fund in January 2002


ACL Alternative Program - Market Sector % Gross Trading P&L Attribution: June 07*
Cumulative Gross Trading P&L
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
-0.50%
Currency - majors
Currency - emerging markets
Energy
Equity Indices
Grains
LT Financial
Meats
Metals - Base
Metals - Precious
Softs
ST Financial
Market Sector
*The above graph shows gross figures, excluding interest and fees.

Fund Class	Inception Date
ACL Alternative Fund USD Share Class A	January 2002
ACL Alternative Fund Euro Share Class A	July 2004
ACL Alternative Fund USD Share Class B	July 2006
ACL Alternative Fund GBP Share Class B	January 2006

ACL Alternative Fund Limited
Daily asset value calculation
US $ Share Class (in Base Currency)

*Submission of ACL Alternative Fund Ltd, file number **34999***

Date	NAV
31-May-07	171.4800
1-Jun-07	174.530
4-Jun-07	174.270
5-Jun-07	174.130
6-Jun-07	171.430
7-Jun-07	171.670
8-Jun-07	172.300
11-Jun-07	172.900
12-Jun-07	173.970
13-Jun-07	174.880
14-Jun-07	176.150
15-Jun-07	177.900
18-Jun-07	178.550
19-Jun-07	177.260
20-Jun-07	177.990
21-Jun-07	178.160
22-Jun-07	177.910
25-Jun-07	176.880
26-Jun-07	175.700
27-Jun-07	173.370
28-Jun-07	176.610
30-Jun-07	177.300

END